Exhibit 23.2
Consent of Independent Registered Public Accounting Firm

The Board of Directors
Accenture plc:

We consent to the incorporation by reference in the registration statements (No. 333-188132) on Form S-3 and (No. 333-188134, No. 333-164737 and No. 333-65376-99) on Form S-8 of Accenture plc of our report dated October 29, 2013, with respect to the statements of financial condition of the Accenture plc 2010 Employee Share Purchase Plan as of August 31, 2013 and 2012, and the related statements of operations and changes in plan equity for each of the years in the three-year period ended August 31, 2013, which report appears in the August 31, 2013 annual report on Form 10-K of Accenture plc.

/s/ KPMG LLP
Chicago, Illinois
October 29, 2013